NISCAYAH

82-35019

Securitas Systems AB

04 November 2008

SEC
Mail Processing
Section

NOV 13 2008

Washington, DC
101

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA

[redacted]

08005880

Please find enclosed information required by Rule 12g3-2(b) under the Securities Exchange Act of 1934.

SUPPL

Best Regards

Else Trägårdh

Else Trägårdh
Investor Relations
Niscayah

Telephone: +46 (0)10 458 80 80
Mobile: +46 70 560 76 72
E-mail:else.tragardh@niscayah.com

PROCESSED
NOV 19 2008
THOMSON REUTERS

dlw 11/17

NISCAYAH

Interim Report January-September 2008

- Sales during the period increased by 9 percent to MSEK 5,620 (5,163) and during the third quarter by 10 percent to MSEK 1,876 (1,702).
- Impairment losses of goodwill, mainly attributable to the UK operations, impacted net income by MSEK 490 during the period and in the third quarter.
- Operating income (EBIT)* before impairment losses of goodwill decreased during the period by 22 percent and amounted to MSEK 325 (416), which resulted in an operating margin (EBIT) of 5.8 percent (8.1). During the third quarter, operating income (EBIT) decreased by 28 percent to MSEK 104 (145). The operating margin (EBIT) during the third quarter was 5.5 percent (8.5).
- Income before tax for the period amounted to MSEK -251 (386). Foreign exchange rate effects impacted financial net by MSEK -6 (7) during the period.
- Net income amounted to MSEK -324 (268) during the period, and to MSEK -440 (78) during the third quarter. Earnings per share amounted to SEK -0.89 (0.73) during the period, and to SEK -1.21 (0.21) during the third quarter.

	Jan-Sep	Jan-Sep	Jul-Sep	Jul-Sep	Rolling	Jan-Dec
MSEK	2008	2007	2008	2007	12 months	2007
Sales	5,620	5,163	1,876	1,702	7,718	7,260
Sales growth, %	*9*	*14*	*10*	*13*	*10*	*14*
Organic sales growth, %	*4*	*13*	*4*	*12*	*5*	*11*
Operating income before amortization (EBITA)	342	431	110	150	590	678
EBITA margin, %	*6.1*	*8.3*	*5.9*	*8.8*	*7.6*	*9.3*
Operating income (EBIT)*	325	416	104	145	567	658
Operating margin (EBIT), %	*5.8*	*8.1*	*5.5*	*8.5*	*7.3*	*9.1*
Impairment losses of goodwill	-490	-	-490	-	-490	-
Income before tax	-251	386	-418	111	-46	590
Net income	-324	268	-440	78	-169	423
Earnings per share, SEK	-0.89	0.73	-1.21	0.21	-0.46	1.16
Earnings per share, before impairment losses of goodwill, SEK	*0.45*	*0.73*	*0.14*	*0.21*	*0.88*	*1.16*
Return on capital employed, %	*15*	*16*	-	-	*15*	*16*

*Operating profit (EBIT) before impairment losses of goodwill is referred to throughout the report unless otherwise stated.

Comments from the CEO, Juan Vallejo

We saw sales growth of 10 percent in the third quarter, despite a declining share within the banking customer segment, 24 percent (27 percent). The decrease in sales to the banking sector is mainly attributable to implementation projects. Price pressure, particularly in relation to sales of larger security solutions within implementation projects, has contributed to decreasing margins, while at the same time, selling and administrative expenses are increasing at a higher rate than gross income. As part of an increased focus on profitability, all costs are now being reviewed in the Group, particularly as regards to that part of the operations covering implementation projects. At the same time we are increasing our activities to develop our service offering and drive profitable growth. Service accounted for 39 percent of our total sales during the period. It is too early to say how the recent financial market turbulence will impact us in the near term, but we are preparing to encounter a tougher market.

Group

Sales

January-September 2008

Sales during the period increased by 9 percent to MSEK 5,620 (5,163), of which, organic sales growth amounted to 4 percent (13).

Sales have been negatively impacted during the period by changes in exchange rates amounting to MSEK 54 (79).

July-September 2008

During the third quarter, sales increased by 10 percent and amounted to MSEK 1,876 (1,702), of which, organic sales growth amounted to 4 percent (12).

Sales were impacted positively in the third quarter by changes in exchange rates amounting to MSEK 3 (-19).

Income

January-September 2008

Operating income before amortization (EBITA) decreased during the period to MSEK 342 (431) and operating income (EBIT) decreased to MSEK 325 (416). Losses in implementation projects in Norway have impacted income by MSEK 30, restructuring costs in Germany impacted income by MSEK 15 while costs relating to the change of trademark have impacted income by MSEK 28.

An impairment of goodwill has been made amounting to MSEK 490 (0), whereof MSEK 483 is attributable to the business in UK. See segment overview on page 14 for allocation of impairment. The Group's total value of goodwill after impairment amounted to MSEK 2,221 as of September 30, 2008 (2,676 as of December 31, 2007).

Operating income (EBIT) was impacted positively during the period by changes in exchange rates amounting to MSEK 10.

The operating margin (EBIT) decreased to 5.8 percent (8.1).

Financial net during the period amounted to MSEK -86 (-31). Changes in exchange rates have impacted financial net by MSEK - 6 (7) and arise from fluctuations in the value of Niscayah's most important currencies in relation to the Swedish krona.

Net income during the period amounted to MSEK -324 (268).

July-September 2008

During the third quarter, operating income before amortization (EBITA) decreased to MSEK 110 (150) and operating income (EBIT) decreased to MSEK 104 (145). Costs relating to the change of trademark have impacted income by MSEK 10 and restructuring costs in Germany impacted income by MSEK 15.

Impairment losses of goodwill, mainly attributable to the UK operations, burdened income by MSEK 490 (0).

The operating margin (EBIT) decreased during the third quarter to MSEK 5.5 percent (8.5).

Financial net during the third quarter amounted to MSEK -32 (-34).

Net income during the third quarter amounted to MSEK -440 (78).

Return on capital employed

The Group's return on capital employed was 15 percent (16 percent as of December 31, 2007). The Group's operating capital employed amounted to MSEK 1,446 as of September 30, 2008 (MSEK 1,330 as of December 31, 2007). This corresponds to 18 percent (18 percent as of December 31, 2007) of sales, adjusted for full year sales in acquired companies.

The Group's capital employed amounted to MSEK 3,919 as of September 30, 2008 (MSEK 4,248 as of December 31, 2007).

Financial goals

Niscayah has two main financial goals:

- An average yearly sales growth of more than 10 percent, including acquisitions
- An average yearly return on capital employed to exceed 20 percent

As of September 30, 2008, sales growth amounted to 9 percent and return on capital employed amounted to 15 percent.

Developments per segment

Sales per segment

MSEK	Jan-Sep 2008	Jan-Sep 2007	Jul-Sep 2008	Jul-Sep 2007	Jan-Dec 2007
Mainland Europe	4,343	3,845	1,439	1,259	5,468
US/UK/Ireland	1,234	1,282	421	432	1,740
Other	43	36	16	11	52
Group	5,620	5,163	1,876	1,702	7,260

Operating income (EBIT), per segment

MSEK	Jan-Sep 2008	Jan-Sep 2007	Jul-Sep 2008	Jul-Sep 2007	Jan-Dec 2007
Mainland Europe	385	451	118	146	681
US/UK/Ireland	42	30	18	19	68
Other	-74	-65	-22	-20	-91
Costs relating to change of trademark	-28	-	-10	-	-
Group before impairment losses of goodwill	325	416	104	145	658
Impairment losses of goodwill	-490	-	-490	-	-
Group, operating income (EBIT) after impairment losses of goodwill	-165	416	-386	145	658

Operating margin (EBIT) per segment, %

MSEK	Jan-Sep 2008	Jan-Sep 2007	Jul-Sep 2008	Jul-Sep 2007	Jan-Dec 2007
Mainland Europe	8.9	11.7	8.2	11.6	12.5
US/UK/Ireland	3.4	2.4	4.3	4.3	3.9
Other	-	-	-	-	-
Group	5.8	8.1	5.5	8.5	9.1

Mainland Europe

The integration of G4S's operations in Germany is proceeding according to plan and, during the period, the acquisition contributed MSEK 117 in sales and MSEK 5 in income, excluding restructuring costs of MSEK 15, mainly attributable to personnel related costs, which means that all restructuring costs have now been charged. The previous problems in project operations in Norway have now been resolved, and have burdened the Group's operating income during the period by MSEK 30. Service sales during the period amounted to MSEK 1,845 (1,688), an increase of 9.3 percent. Markets conditions have generally weakened which means that projects are postponed, and/or executed at a decreased rate.

	Jan-Sep	Jan-Sep	Jul-Sep	Jul-Sep	Jan-Dec
MSEK	2008	2007	2008	2007	2007
Sales	4,343	3,845	1,439	1,259	5,468
Organic sales growth, %	*6*	*14*	*6*	*14*	*13*
Operating income (EBIT)*	385	451	118	146	681
Operating margin (EBIT), %	*8.9*	*11.7*	*8.2*	*11.6*	*12.5*

* EBIT income includes non-recurring costs in Norway (MSEK 30) and in Germany (MSEK 15).

January-September 2008

Sales increased by 13 percent to MSEK 4,343 (3,845), of which, 6 percent was organic growth.

The operating margin amounted to 8.9 percent.

Changes in exchange rates have resulted in a positive currency effect of MSEK 68 on sales and MSEK 5 on operating income (EBITA) compared with the previous year.

July-September 2008

Sales increased by 14 percent to MSEK 1,439 (1,259), of which 6 percent was organic growth.

The operating margin amounted to 8.2 percent.

Changes in exchange rates have resulted in a positive currency effect of MSEK 29 on sales and MSEK 3 on operating income (EBITA) compared with the previous year.

US/UK/Ireland

The US operations are continuing to develop according to plan. However, the banking sector in the UK continues to be weak which negatively impacts sales, as the operations largely consist of the execution of projects for customers in the segment. Since the company's aspiration to expand to new customer segments has still not delivered the desired result, an adjustment of the cost model is now underway aimed at reducing variable as well as fixed costs. A goodwill impairment test has been performed on account of the negative development in the UK operations. As a result of the test, the book value in respect of goodwill, has been adjusted through an impairment of MSEK 483. Service sales during the period amounted to MSEK 340 (345), a decrease of 1 percent.

	Jan-Sep	Jan-Sep	Jul-Sep	Jul-Sep	Jan-Dec
MSEK	2008	2007	2008	2007	2007
Sales	1,234	1,282	421	432	1,740
Organic sales growth, %	*0*	*11*	*-2*	*6*	*5*
Operating income before impairment losses of goodwill (EBIT)	42	30	18	19	68
Operating margin (EBIT), %	*3.4*	*2.4*	*4.3*	*4.3*	*3.9*

January-September 2008

Sales decreased by 4 percent to MSEK 1,234 (1,282), of which 0 percent was organic growth.

The operating margin amounted to 3.4 percent.

Changes in exchange rates have resulted in a negative currency effect of MSEK 119 on sales and MSEK 2 on operating income (EBITA) compared with the previous year.

July- September 2008

Sales decreased by 3 percent to MSEK 421 (432), of which -2 percent was organic change.

The operating margin amounted to 4.3 percent.

Changes in exchange rates have resulted in a negative currency effect of MSEK 25 on sales and MSEK 0 on operating income (EBITA) compared with the previous year

Change of trademark

At the Annual General Meeting on April 22, 2008, the Board of Directors' proposed amendment to the Articles of Association was approved, entailing that the Company's business name was changed to Niscayah Group AB. The license agreement with Securitas AB has been cancelled, which implies that no license cost will be incurred as of the fourth quarter of 2008. During the period, license costs have amounted to MSEK 9, of which MSEK 3 refer to the third quarter. Costs related to the change of trademark have burdened income with MSEK 28 during the period. These costs amounted to MSEK 10 during the third quarter. Costs related to the change of trademark are estimated to amount to approximately MSEK 40 for the full year.

Other financial information

Financial position

During the third quarter, the option to extend the Group's principal credit facility of SEK 3 billion with two years was utilized. Five of the original seven banks in the bank syndicate accepted the extension to unchanged terms which means that of the total facility of 3 billion, MSEK 760 has a remaining duration of three years and MSEK 2,240 has a remaining duration of five years. The credit facility is intended to secure the Company's ongoing financial needs and strategic growth. Outstanding loans amounted to MSEK 2,068 as of September 30, 2008 (1,976 as of December 31, 2007) and were utilized in Swedish kronor, Euros and US dollars.

The Group's net debt as of September 30, 2008, amounted to MSEK 1,931 (1,755 as of December 31, 2007) and equity amounted to MSEK 1,988 (2,493 as of December 31, 2007).

During the period, the financial net amounted to MSEK -86 (-31) whereof -6 (7) were effects related to changes in foreign exchange rates. During the third quarter, the Group's financial net amounted to MSEK -32 (-34) and was impacted by MSEK 1 (-13) as a consequence of changes in foreign exchange rates against the Swedish krona. The foreign exchange rate effects are primarily related to the Group's internal lending which is made in the subsidiaries local currency. The interest rate risk is managed via interest rate swap agreements, of which the valuation effects are included in the Group's net interest income/expense. As of September 30, 2008, the average interest rate duration was 13,9 months.

Operating cash flow

MSEK	Jan-Sep 2008	Jan-Sep 2007	Jul-Sep 2008	Jul-Sep 2007	Jan-Dec 2007
Operating income before amortization (EBITA)	342	431	110	150	678
Investments in fixed assets	-130	-153	-40	-33	-203
Reversal of depreciations and amortization	132	114	44	39	155
Net investments in fixed assets	2	-39	3	6	-48
Change in operating capital employed	16	-217	-125	-159	-227
Operating cash flow	**360**	**175**	**-11**	**-3**	**403**
Operating cash flow as a % of operating income before amortization (EBITA)	*105*	*41*	*-10*	*-2*	*59*

Operating cash flow has increased during the period, amounting to MSEK 360 (175). Positive changes in operating capital have contributed to the stronger cash flow.

Investments, deprecation and amortization

Investments in operational fixed assets decreased during the period and amounted to MSEK 130 (153), of which MSEK 94 (112) were in tangible fixed assets. During the third quarter, investments in operational fixed assets amounted to MSEK 40 (33), of which MSEK 24 (20) were in tangible fixed assets. Depreciation and amortization of operational fixed assets increased during the period and amounted to MSEK 132 (114), of which MSEK 110 (98) were in tangible fixed assets. Depreciation and amortization of operational fixed assets during the third quarter amounted to MSEK 44 (39), of which MSEK 36 (33) were in tangible fixed assets.

Acquisitions

The Group has executed the following acquisitions, which were consolidated for the first time during the period

Included as of	Company	Annual sales 2007	Number of employees
Jan 2, 2008	Installerende Partners, the Netherlands	MSEK 26	14
Feb 1, 2008	Förebygget Brandskydd, Sweden	MSEK 11	9
April 30, 2008	G4S Sicherheitssysteme GmbH, Germany	MSEK 315	327

On April 30, 2008, a total of 100 percent of the shares were acquired in G4S Sicherheitssysteme GmbH; one of the five largest companies within security systems in the German market. Its operations focus on the banking and finance sectors, as well as the retail industry, and approximately one-third of its sales for 2007 were within service. Following the merger, Niscayah's German operation will record sales of about MSEK 555 (full year 2008) and will have approximately 600 employees.

Acquisitions during the period have contributed MSEK 146 to sales and MSEK 4 to operating income (EBIT), excluding restructuring costs.

For more information, see page 12.

Personnel

At the end of the period, the total number of staff was 6,291 (6,022 as of December 31, 2007), of whom 350 had been employed in acquired companies

Tax

Tax expenses for the period amounted to MSEK 73 (118), implying a tax rate (before impairment losses of goodwill) of 30.6 percent (30.6). For the third quarter, tax expenses amounted to MSEK 22 (33). For the full year 2007, the tax rate was 28 percent.

The Parent Company

Net sales for Niscayah Group AB during the period amounted to MSEK 111 (118). Income after financial items for the period amounted to MSEK 154 (351). Cash and cash equivalents amounted to MSEK 90 (MSEK 139 as of December 31, 2007). During the period, the Parent Company has invested MSEK 360 (290) in shares in subsidiaries and MSEK 0 (0) in equipment.

Significant risks and uncertainty factors

Niscayah's risk exposure is primarily related to risks in customer assignments, such as contract commitments, credit risks and liability risks in connection with the execution of projects and service assignments. All business risk management is conducted in line with established policies and guidelines and is based on the Group's business risk model which focuses on significant aspects in contract management as well as regarding the entire business cycle. The aim is to establish risk awareness and preventive measures aimed at minimizing damages and primarily protecting clients and employees. Insurance solutions are utilized to minimize any potential negative financial effects that may arise from indemnifications related to liability as well as property claims.

The Group's financial operations prime objective is to support the business operations by securing financing, liquidity management and the minimization of financial risk exposure. The financial risk exposure mainly consists of foreign exchange risk, interest rate risk, liquidity risk and refinancing risks in connection to the Group's financing and ongoing transactions. All financial risk management is conducted in line with established policies and guidelines defining the mandate for the Group's internal bank, Group Treasury and the subsidiaries.

Any additional significant risks are not deemed to have arisen after the publication of the 2007 Annual Report. For further information regarding Niscayah's risk exposure and risk management, refer to pages 22-23 and Note 3 in the 2007 Annual Report.

Transactions with related parties

No transactions between Niscayah and related parties significantly impacting the Company's financial position and income have taken place during the period.

Occurrences after the end of the reporting period

Acquisition, USA

A small-scale acquisition of the assets and liabilities of the National Commercial division of the company National Guardian Security Services, Inc. was carried out in the US on October 1, 2008. National Guardian is a security company focused on retail and fire alarm services. The acquired operation has sales of approximately MSEK 68 and 52 employees. The acquisition boosts Niscayah's operations with the retail and fire alarm customer segments. The acquisition in particular contributes to an expansion of Niscayah's operations within service. The acquisition will generate a positive contribution during the fourth quarter 2008.

Outlook

Outlook for 2008

Total sales growth for the full year of 2008 is deemed to amount to the same level as during the first six months of 2008. Operating income for the full year of 2008 is expected to be lower than last year.

Other information

Accounting principles

Niscayah's consolidated financial statements are based on International Financial Reporting Standards. The Group applies the same accounting principles and calculation methods in the interim reports as in the Annual Report for 2007. This interim report has been prepared in accordance with IAS 34, Interim Financial Reporting, and according to the Swedish Financial Reporting Board's standard RFR 1.1. Supplementary Accounting Regulations for Groups. The financial statements of the Parent Company have been prepared in accordance with the Swedish Annual Accounts Act and with the accounting standard RFR 2.1, Accounting for Legal Entities.

Definitions

Operating income before amortization (EBITA): Operating income before amortization on acquisition related intangible assets, but after depreciation and amortization of tangible assets and other intangible assets.

Selling and administrative expenses, margin: Selling and administrative expenses as a percentage of sales.

Other definitions are presented in Niscayah's Annual Report 2007, Note 4: www.niscayah.com

Future reporting dates

February 4, 2009	Year-end report January-December 2008
April 21, 2009	Annual General Meeting, Lindhagensplan 70, Stockholm
May 12, 2009	Interim report January-March 2009
August 4, 2009	Interim report January-June 2009
November 3, 2009	Interim report January-September 2009

Nomination Committee ahead of the Annual General Meeting 2009

At the Annual General Meeting 2008, Gustaf Douglas (Investment AB Latour and others;), Mikael Ekdahl (Melker Schörling AB), Marianne Nilsson (Swedbank Robur) and Mats Tunér (SEB fonder) were elected to serve on the Nomination Committee ahead of the Annual General Meeting 2009. Gustaf Douglas was elected Chairman of the Nomination Committee. It was also resolved at the Annual General Meeting that a fifth member would be elected in connection with the third quarter report, which is why the Nomination Committee has elected Staffan Grefbäck (Alecta) as the fifth member. Shareholders wishing to contact the Nomination Committee can send a letter addressed to Niscayah Group AB (publ), "Nomination Committee", Box 12231, 102 26 Stockholm or send an e-mail to valberedning@niscayah.com.

Stockholm, November 4, 2008

Niscayah Group AB (publ.)

Juan Vallejo
CEO and President

Press conference
A press conference will be held at Niscayah's head office at Lindhagensplan 70 in Stockholm on November 4, 2008 at 10.30 am, CET. To follow the press conference by telephone (and ask questions), please call:
Sweden: + 46 (0) 8 50 520 270
UK: + 44 (0) 208 817 9301
US: + 1 718 354 1226

For additional information, contact:

Juan Vallejo, CEO and President	+ 46 10 458 8000
Håkan Gustavson, CFO	+ 46 10 458 8000
Else Trägårdh, Investor Relations	+ 46 10 458 8080

Niscayah Group AB (publ.) is a world leading security partner offering complete security solutions for clients with high security demands within market segments such as banking and finance, industry, defense, healthcare and retail. Niscayah's services are based on modern technology and include access control, video surveillance, intrusion protection and fire alarm systems. www.niscayah.com

Auditor' Review Report

We have reviewed this report for the period January 1 to September 30, 2008, for Niscayah Group AB (publ.). The board of directors and the CEO are responsible for the preparation and presentation of this interim report in accordance with IAS 34 and the Swedish Annual Accounts Act. Our responsibility is to express a conclusion on this interim report based on our review.

We conducted our review in accordance with the Swedish Standard on Review Engagements SÖG 2410, Review of Interim report Performed by the Independent Auditor of the Entity. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing in Sweden, RS, and other generally accepted auditing standards in Sweden. The procedures performed in a review do not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the interim report is not prepared, in all material respects, in accordance with IAS 34 and the Swedish Annual Accounts Act, regarding the Group, and with the Swedish Annual Accounts Act, regarding the Parent Company.

Stockholm, November 4, 2008

PricewaterhouseCoopers AB

Kerstin Moberg
Authorized Public Accountant
Partner in charge

Consolidated income statement

MSEK	Jan-Sep 2008	Jan-Sep 2007	Jul-Sep 2008	Jul-Sep 2007	Jan-Dec 2007
Sales	**5,620.3**	**5,162.8**	**1,875.9**	**1,701.7**	**7,260.2**
Cost of goods sold[1]	-3,706.9	-3,357.6	-1,229.6	-1,093.9	-4,734.6
Gross income	**1,913.4**	**1,805.2**	**646.3**	**607.8**	**2,525.6**
Selling and administrative expenses[1]	-1,571.2	-1,374.4	-536.1	-457.9	-1,847.3
Operating income before amortization (EBITA)	**342.2**	**430.8**	**110.2**	**149.9**	**678.3**
Amortization and impairment of acquisition-related intangible assets[2]	-507.7	-14.7	-496.3	-5.2	-20.0
Operating income (EBIT) after impairment	**-165.5**	**416.1**	**-386.1**	**144.7**	**658.3**
Financial income and expenses[3]	-85.5	-30.5	-32.1	-33.8	-67.8
Income before tax	**-251.0**	**385.6**	**-418.2**	**110.9**	**590.5**
Tax	-73.1	-117.8	-21.5	-33.2	-167.5
Net income for the period	**-324.1**	**267.7**	**-439.7**	**77.7**	**423.0**
Of which attributable to:					
Shareholders in the Parent Company	-325.0	266.8	-440.1	77.4	422.1
Minority interests	0.9	0.9	0.4	0.3	0.9
Earnings per share before dilution, SEK	-0.89	0.73	-1.21	0.21	1.16
Earnings per share after dilution, SEK	-0.89	0.73	-1.21	0.21	1.16

[1] Of which depreciation and amortization of:					
Tangible fixed assets	-109.9	-97.5	-35.9	-33.2	-131.9
Intangible assets (excluding amortization of acquisition-related intangible assets))	-22.8	-16.4	-7.8	-6.0	-22.6
Total depreciation and amortization (excluding amortization of acquisition-related intangible assets)	**-132.7**	**-113.9**	**-43.7**	**-39.2**	**-154.5**

[2] Amortization and impairment of acquisition-related intangible assets;					
Amortization of acquisition-related intangible assets	-17.7	-14.7	-6.3	-5.2	-20.0
Impairment losses of goodwill	-490.0	-	-490.0		-
Total amortization and impairment of acquisition-related intangible assets	**-507.7**	**-14.7**	**-496.3**	**-5.2**	**-20.0**

[3] Financial income and expenses					
Net interest income	-79.5	-38.0	-33.1	-21.1	-67.9
Currency effects (net)	-6.0	7.5	1.0	-12.7	0.1
Total financial income and expenses	**-85.5**	**-30.5**	**-32.1**	**-33.8**	**-67.8**

Key Ratios					
Sales growth, %	9	14	10	13	14
Organic sales growth, %	4	13	4	12	11
Gross margin, %	34.1	34.9	34.5	35.7	34.7
Selling and administrative expenses, margin, %	28.0	26.6	28.6	26.9	25.4
EBITA margin, %	6.1	8.3	5.9	8.8	9.3
Operating margin (EBIT) before goodwill impairment, %	5.8	8.1	5.5	8.5	9.1
Net margin, %	-5.8	5.2	-23.4	4.6	5.8

Consolidated balance sheet

MSEK	30 Sep 2008	30 Sep 2007	31 Dec 2007
ASSETS			
Fixed assets			
Intangible assets	2,592.0	2,962.5	3,022.6
Tangible assets	380.5	377.3	382.0
Deferred tax assets	48.4	60.5	62.1
Financial assets	3.2	0.8	1.0
Other receivables	16.3	22.0	14.5
Total fixed assets	**3,040.4**	**3,423.1**	**3,482.2**
Current assets			
Inventories	303.2	239.5	246.8
Accounts receivable and other receivables	2,729.6	2,303.1	2,557.2
Derivative instruments	8.2	-	16.3
Cash and cash equivalents	270.1	309.8	401.9
Total current assets	**3,311.1**	**2,852.4**	**3,222.2**
TOTAL ASSETS	**6,351.5**	**6,275.5**	**6,704.4**

EQUITY			
Capital and reserves attributable to the Parent Company's shareholders	1,981.0	2,328.7	2,487.8
Minority interests	6.8	5.5	5.7
Total equity	**1,987.8**	**2,334.2**	**2,493.5**
LIABILITIES			
Long-term liabilities			
Borrowing	2,107.3	1,995.5	2,021.0
Other interest-bearing liabilities	4.0	95.7	4.8
Deferred tax liabilities	140.6	136.1	161.0
Provisions for pensions	63.3	42.1	56.2
Other liabilities	30.6	33.2	31.8
Total long-term liabilities	**2,345.8**	**2,302.6**	**2,274.8**
Current liabilities			
Borrowing	59.1	58.0	50.4
Other interest-bearing liabilities	42.1	2.2	97.9
Accounts payable and other liabilities	1,916.7	1,578.5	1,787.8
Total current liabilities	**2,017.9**	**1,638.7**	**1,936.1**
TOTAL EQUITY AND LIABILITIES	**6,351.5**	**6,275.5**	**6,704.4**

The Group's capital employed and financing

MSEK	Sep 30, 2008	Sep 30, 2007	Dec 31, 2007
Operating capital employed	1,445.7	1,306.5	1,329.7
Goodwill	2,220.9	2,641.6	2,675.5
Acquisition-related intangible assets	252.1	226.9	243.1
Capital employed	**3,918.7**	**4,175.0**	**4,248.3**
Net debt	1,931.0	1,840.8	1,754.8
Equity	1,987.8	2,334.2	2,493.5

Key Ratios	Sep 30, 2008	Sep 30, 2007	Dec 31, 2007
Operating capital employed as % of sales	18	18	18
Return on capital employed, %	15	16	16
Net debt/equity ratio, times	0.97	0.79	0.70
Equity/assets ratio, %	31	37	37

Consolidated cash flow statement

	Jan-Sep	Jan-Sep	Jul-Sep	Jul-Sep	Jan-Dec
MSEK	2008	2007	2008	2007	2007
Cash flow before changes in working capital	285.7	378.0	135.4	119.7	576.2
Changes in working capital	-33.7	-248.0	-166.5	-166.4	-264.5
Cash flow from operating activities	**252.0**	**130.0**	**-31.1**	**-46.7**	**311.7**
Cash flow from investing activities	-255.0	-451.9	-46.7	-61.5	-545.6
Of which acquisition of subsidiaries/operations[1]	*-124.4*	*-298.6*	*-5.5*	*-29.7*	*-343.5*
Cash flow from financing activities	-135.1	-7.5	-30.6	13.8	-4.1
Cash flow for the period	**-138.1**	**-329.4**	**-108.4**	**-94.4**	**-238.0**
Cash and cash equivalents at beginning of period	401.9	637.1	367.7	407.8	637.1
Cash flow for the period	-138.1	-329.4	-108.4	-94.4	-238.0
Exchange rate differences in cash and cash equivalents	6.3	2.1	10.8	-3.6	2.8
Cash and cash equivalents at end of period	**270.1**	**309.8**	**270.1**	**309.8**	**401.9**

[1]Specification of all acquired net assets and goodwill January – September 2008

MSEK	Carrying amounts for acquisitions	Adjustment to fair value	Fair value acquisition balance
Intangible assets	0.5	29.3	29.8
Tangible fixed assets	9.3	0.0	9.3
Accounts receivable	40.6	0.0	40.6
Other assets	80.7	0.0	80.7
Other liabilities	-83.0	0.0	-83.0
Net debt	6.4	0.0	6.4
Identifiable net assets	**54.5**	**29.3**	**83.8**
Goodwill	-	-	47.4
Purchase price	-	-	**131.2**
Acquisition-related cash and cash equivalents	-	-	-6.8
Total effect on Group cash and cash equivalents	-	-	**124.4**

The Group's statement of recognized income and expenses

MSEK	Sep 30, 2008			Sep 30, 2007		
	Attributable to the Parent Company's shareholders	Minority interest	Total	Attributable to the Parent Company's shareholders	Minority interest	Total
Income and expenses recognized directly in equity						
Actuarial gains and losses, net	-	-	-	1.6	-	1.6
Translation differences	0.7	0.2	0.9	-36.4	0.0	-36.4
Total income and expenses recognized directly in equity	**0.7**	**0.2**	**0.9**	**-34.8**	**0.0**	**-34.8**
Net income for the period	-325.0	0.9	-324.1	266.8	0.9	267.7
Total income and expenses for the period	**-324.3**	**1.1**	**-323.2**	**232.0**	**0.9**	**232.9**

Effects of changes in consolidated equity

MSEK	Sep 30, 2008			Sep 30, 2007		
	Attributable to the Parent Company's shareholders	Minority interest	Total	Attributable to the Parent Company's shareholders	Minority interest	Total
Opening balance, Jan 1	**2,487.8**	**5.7**	**2,493.5**	**2,226.5**	**6.3**	**2,232.8**
Income and expenses recognized directly in equity	**0.7**	**0.2**	**0.9**	**-34.8**	**0.0**	**-34.8**
Net income for the period	-325.0	0.9	-324.1	266.8	0.9	267.7
Total capital changes, excluding transactions with the Company's owners	**-324.3**	**1.1**	**-323.2**	**232.0**	**0.9**	**232.9**
Dividend to minority interests			-	-	-1.7	-1.7
Warrants	-	-	-	16.2	-	16.2
Paid-out dividend	-182.5	-	-182.5	-146.0	-	-146.0
Closing balance	**1,981.0**	**6.8**	**1,987.8**	**2,328.7**	**5.5**	**2,334.2**

The Group's data per share

MSEK	Jan-Sep 2008	Jan-Sep 2007	Jan-Dec 2007
Share price at close of period	9.70	23.80	23.00
Dividend	-	-	0.5
Income after taxes	-0.89	0.73	1.16
Income after taxes, before impairment losses of goodwill	0.45	0.73	1.16
Number of outstanding shares	365,058,897	365,058,897	365,058,897
Average number of shares	365,058,897	365,058,897	365,058,897

The Group's segments, overview January-September

Niscayah's operations are divided into two different segments, Mainland Europe and US/UK/Ireland. Mainland Europe consists of the European market, excluding the UK and Ireland. Within Mainland Europe, Niscayah's customers are primarily active within banking, retail, defense, industry and transport and logistics. The Anglo-Saxon market consists of the US, UK and Ireland. Within US/UK/Ireland, Niscayah's customers are primarily active within banking, retail, healthcare and industry. The segment Other includes Australia, Hong Kong and the Parent Company's costs

	Mainland Europe		US/UK/Ireland		Other		Eliminations		Group	
MSEK	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Sales, external	4,343.2	3,844.7	1,233.8	1,282.4	43.3	35.7	-	-	5,620.3	5,162.8
Sales, internal	0.3	0.4	-	-	22.1	22.5	-22.4	-22.9	-	-
Sales	**4,343.5**	**3,845.1**	**1,233.8**	**1,282.4**	**65.4**	**58.2**	**-22.4**	**-22.9**	**5,620.3**	**5,162.8**
Organic sales growth, %	*6*	*14*	*0*	*11*	-	-	-	-	*4*	*13*
Operating income before amortization (EBITA)	394.7	458.8	49.9	37.3	-102.4	-65.3	-	-	342.2	430.8
EBITA margin, %	*9.1*	*11.9*	*4.0*	*2.9*	-	-	-	-	*6.1*	*8.3*
Amortization of acquisition-related intangible assets	-10.1	-7.8	-7.6	-6.8	-	-	-	-	-17.7	-14.7
Operating income (EBIT)	**384.6**	**451.0**	**42.3**	**30.4**	**-102.4**	**-65.3**	-	-	**324.5**	**416.1**
Operating margin (EBIT), %	*8.9*	*11.7*	*3.4*	*2.4*	-	-	-	-	*5.8*	*8.1*
Impairment losses of goodwill	-	-	-483.4	-	-6.6	-	-	-	-490.0	-
Operating income (EBIT) after impairment losses of goodwill	384.6	451.0	-441.1	30.4	-109.0	-65.3	-	-	-165.5	416.1
Operating capital employed	1,001.1	1,152.8	267.5	339.4	177.2	-185.7	-	-	1,445.7	1,306.5
Operating capital employed as % of sales	*16*	*22*	*15*	*19*	-	-	-	-	*18*	*18*
Goodwill	1,420.1	1,328.8	738.8	1,239.2	62.1	73.6	-	-	2,220.9	2,641.6
Acquisition-related intangible assets	108.2	87.2	143.8	139.7	-	-	-	-	252.1	226.9
Capital employed	**2,529.4**	**2,568.8**	**1,150.1**	**1,718.3**	**239.3**	**-112.1**	-	-	**3,918.7**	**4,175.0**

The Group's organic sales growth and effects of changes in exchange rates

The calculation of organic sales growth and specification of changes in exchange rates on operating income before and after amortization are presented below:

MSEK	Jan-Sep 2008	Jan-Sep 2007	%
Sales	5,620.3	5,162.8	9
Acquisitions/disposals	-287.8		
Exchange rate changes, 2007	53.9		
Organic sales	**5,386.4**	**5,162.8**	**4**
Operating income before amortization (EBITA)			
Operating income before amortization (EBITA)	342.2	430.8	-21
Exchange rate changes, 2007	-4.1		
Operating income before amortization (EBITA)	**338.1**	**430.8**	**-22**
Operating income (EBIT)			
Operating income (EBIT)	324.5	416.1	-22
Exchange rate changes, 2007	-9.6		
Operating income (EBIT)	**314.9**	**416.1**	**-24**

MSEK	Jul-Sep 2008	Jul-Sep 2007	%
Sales	1,875.9	1,701.7	10
Acquisitions/disposals	-105.1		
Exchange rate changes, 2007	-3.2		
Organic sales	**1,767.6**	**1,701.7**	**4**
Operating income before amortization (EBITA)			
Operating income before amortization (EBITA)	110.2	149.9	-26
Exchange rate changes, 2007	-2.9		
Operating income before amortization (EBITA)	**107.3**	**149.9**	**-28**
Operating income (EBIT)			
Operating income (EBIT)	103.9	144.7	-28
Exchange rate changes, 2007	-9.9		
Operating income (EBIT)	**94.0**	**144.7**	**-35**

Consolidated income statement per quarter 2008

MSEK	Jan-Mar	Apr-Jun	Jul-Sep	Oct-Dec
Sales	**1,797.5**	**1,946.9**	**1,875.9**	
Cost of goods sold	-1,190.0	-1,287.3	-1,229.6	
Gross income	**607.5**	**659.6**	**646.3**	
Gross margin, %	*33.8*	*33.9*	*34.5*	
Selling and administrative expenses	-503.4	-531.7	-536.1	
Selling and administrative expenses, margin, %	*28.0*	*27.3*	*28.6*	
Operating income before amortization (EBITA)	**104.1**	**127.9**	**110.2**	
EBITA margin, %	*5.8*	*6.6*	*5.9*	
Amortization on acquisition-related intangible assets	-5.0	-6.4	-6.3	
Operating income (EBIT)	**99.2**	**121.4**	**103.9**	
EBIT margin, %	*5.5*	*6.2*	*5.5*	
Impairment losses of goodwill	-	-	-490.0	
Financial income and expenses	-36.7	-16.7	-32.1	
Income before tax	**62.5**	**104.7**	**-418.2**	
Tax	-19.1	-32.5	-21.5	
Net income for the period	**43.5**	**72.1**	**-439.7**	

Consolidated income statement per quarter 2007

MSEK	Jan-Mar	Apr-Jun	Jul-Sep	Oct-Dec
Sales	**1,652.9**	**1,808.2**	**1,701.7**	**2,097.4**
Cost of goods sold	-1,086.8	-1,176.9	-1,093.9	-1,377.0
Gross income	**566.1**	**631.3**	**607.8**	**720.4**
Gross margin, %	*34.2*	*34.9*	*35.7*	*34.3*
Selling and administrative expenses	-445.6	-470.9	-457.9	-472.9
Selling and administrative expenses, margin, %	*27.0*	*26.0*	*26.9*	*22.5*
Operating income before amortization (EBITA)	**120.5**	**160.4**	**149.9**	**247.5**
EBITA margin, %	*7.3*	*8.9*	*8.8*	*11.8*
Amortization on acquisition-related intangible assets	-4.2	-5.3	-5.2	-5.3
Operating income (EBIT)	**116.3**	**155.1**	**144.7**	**242.2**
EBIT margin, %	*7.0*	*8.6*	*8.5*	*11.5*
Financial income and expenses	5.6	-2.3	-33.8	-37.3
Income before tax	**121.9**	**152.8**	**110.9**	**204.9**
Tax	-37.3	-47.3	-33.2	-49.7
Net income for the period	**84.6**	**105.5**	**77.7**	**155.2**

The Parent Company's financial statements

The Parent Company's income statement

MSEK	Jan-Sep 2008	Jan-Sep 2007
Net sales	110.7	118.2
Other operating costs	-77.6	-65.7
Operating income	**33.1**	**52.5**
Financial income and expenses	121.3	298.1
Income after financial items	**154.4**	**350.6**
Appropriations	-35.2	-49.7
Income before tax	**119.2**	**300.9**
Tax	-43.8	-50.5
Income for the year	**75.4**	**250.4**

The Parent Company's balance sheet

MSEK	30 Sep 2008	31 Dec 2007
ASSETS		
Fixed assets	9,210.5	9,019.5
Current assets	814.6	1,048.4
TOTAL ASSETS	**10,025.1**	**10,067.9**
EQUITY	**7,493.2**	**7,611.3**
Untaxed reserves	152.1	116.9
LIABILITIES		
Long-term liabilities	2,071.8	1,981.5
Current liabilities	308.0	358.2
TOTAL EQUITY AND LIABILITIES	**10,025.1**	**10,067.9**

END